Sphere 3D Grants Options and Announces Certain Voting Arrangements

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MISSISSAUGA, Ontario, July 16th, 2013 -- Sphere 3D Corporation (TSX-V: ANY) ("Sphere 3D" or the "Company"), developer of Glassware 2.0™ foundational thin client technology, announced today the grant of options and the entering into of a Board Nomination Right.

The Company has granted Mr. Eric L. Kelly, a new director who has agreed to serve as Chairman of the Board of the Company an aggregate of 850,000 options to purchase common shares pursuant to the Company’s stock option plan, exercisable for up to a period of 10 years at an exercise price of $0.65 per share. The options shall vest quarterly, in equal amounts, over a 12 month period, subject to accelerated vesting in certain instances. These options are conditional on receipt of regulatory and shareholder approval to amend the Company’s existing stock option plan from a “rolling” 10% stock option plan to a fixed plan authorizing the issuance of stock options equivalent to 20% of the issued and outstanding shares of the Company, and the ratification of the grant of options to Mr. Kelly. These approvals will be sought at the next Annual Meeting of Shareholder of the Company, which is expected to occur in September 2013.

The Company has entered into an Board Nomination Right agreement with Mr. Kelly which gives him the right to appoint one nominee to the Board, provided Mr. Kelly or persons affiliated with Mr. Kelly own (or have a right to acquire) 1,850,000 or more of the outstanding common shares in the capital of the Company. The Agreement further provides that Mr. Kelly shall serve in such capacity, unless he is unable to do so.

Certain shareholders holding 6,815,000 common shares or approximately 42% of the voting shares of the Company have entered into a voting agreement whereby such shareholders have agreed to vote these shares in favour of the amendment to the Company’s stock option plan, the ratification of the grant of the options to Mr. Kelly and the election to the Board of Mr. Kelly’s nominee at any meeting of shareholders of the Corporation at which directors are to be elected. These voting agreements shall terminate if Mr. Kelly or persons affiliated with Mr. Kelly own (or have a right to acquire) less than 1,850,000 of the outstanding common shares in the capital of the Company.

About Sphere 3D
Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

For further information please contact:
Sphere 3D Corporation
Peter Tassiopoulos CEO
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

Forward-Looking Statements
This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and Sphere 3D's results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators.

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